Exhibit 99.1

Boqii Announces Fiscal 2025 First Half Unaudited Financial Results

SHANGHAI, December 31, 2024 (PR Newswire)—Boqii Holding Limited (“We,” “Boqii” or the “Company”) (NYSE American: BQ), a leading pet-focused platform in China, today announced its unaudited financial results for the first half of fiscal 2025 (i.e., the six months ended September 30, 2024).

Fiscal 2025 First Half Operational and Financial Highlights

●	Total revenues were RMB249.7 million (US$35.6 million), compared to RMB389.4 million in the first half of fiscal 2024.

●	Loss from operations was RMB27.0 million (US$3.9 million), representing a decrease of 14.7% from RMB31.7 million for the first half of fiscal 2024.

●	Net loss was RMB29.6 million (US$4.2 million), representing a decrease of 21.6% from RMB37.7 million in the first half of fiscal 2024.

●	Diluted net loss per share was RMB0.28 (US$0.04), representing a decrease of 46.7% from diluted net loss per share of RMB0.52 for the first half of fiscal 2024.

●	EBITDA[1] was a loss of RMB25.0 million (US$3.6 million), representing a decrease of 25.4% from a loss of RMB 33.5 million in the first half of fiscal 2024.

●	Total GMV[2] was RMB538.2 million (US$76.7 million), compared to RMB903.0 million in the first half of fiscal 2024.

CEO & CFO Quote

Mr. Hao Liang, Boqii’s Founder, Chairman and Chief Executive Officer commented, “Despite persistently pessimistic social expectations and increasingly weak consumption in the first half of fiscal 2025, we have demonstrated our resilience. Our private labels are riding a wave of thriving development, showing the effectiveness of our strategic focus on that area. The number of SKUs for our private labels has increased from 3,088 in the first half of fiscal 2024 to 3,546 in the firt half of fiscal 2025, the revenue share of our private labels increased from 27.5% to 29.0%, and we also saw the gross margin of our private labels rose by 330 basis points from 29.9% to 33.2%. This gives us a strong foundation and we remain energized for the future.”

Ms. Yingzhi (Lisa) Tang, Boqii’s Co-Founder, Co-CEO and CFO commented, “Besides fostering the progress of our private labels, we have implemented cost-saving measures and enhanced efficiency by optimizing our supply chain operations and simplifying our organizational hierarchy in the first half of fiscal 2025. The implementation of these measures has resulted in a reduction of our fulfillment expenses as a percentage of total revenue, from 8.9% in the first half of fiscal 2024 to 7.5% in the first half of fiscal 2025. This reduction has underpinned a positive shift in our post-fulfillment profit margin, which saw an increase from 11.2% to 13.3%. Furthermore, there has been a notable decrease in our sales and marketing expenses by 21.3% and our general and administrative expenses by 22.5%, when compared to the corresponding period in fiscal 2024. These adjustments have collectively contributed to a 21.6% decrease in our net loss. We believe the strengthening of our financial results affirms that our business approach and strategic initiatives are effectively aligned with our goals, and we are committed to generating ongoing value for our consumers and investors alike in the time ahead.”

[1]	EBITDA refers to net income/(loss) excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses. EBITDA is a Non-GAAP financial measurement. See the section titled “Non-GAAP Financial Measures” for more information about EBITDA.
[2]	GMV refers to gross merchandise volume, which is the total value of confirmed orders placed with us and sold through distribution model or drop shipping model where we act as a principal in the transaction regardless of whether the products are delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts. The total GMV amount (i) includes GMV of products sold by Nanjing Xingmu Biotechnology Co., Ltd., (ii) excludes products sold through consignment model and (iii) excludes the value of services offered by us. GMV is subject to future adjustments (such as refunds) and represents only one measure of the Company’s performance and should not be relied on as an indicator of our financial results, which depend on a variety of factors.

Fiscal 2025 First Half Financial Results

Total revenues were RMB249.7 million (US$35.6 million), compared to RMB389.4 million for the first half of fiscal 2024. The decrease was a result of our business strategy to focus more on increasing profitability instead of volume of sales.

	Six Months Ended September 30,
	2024	2023	Change
Revenues (in millions, except for percentages)	RMB	RMB	%
Product sales	232.7	374.1	(37.8)
● Boqii Mall	112.5	149.9	(24.9)
● Third party e-commerce platforms	120.2	224.2	(46.4)
Online marketing and information services and other revenue	17.0	15.3	11.1
Total	249.7	389.4	(35.9)

Gross profit was RMB51.7 million (US$7.4 million), compared to RMB77.9 million for the first half of fiscal 2024.

Gross margin was 20.7%, representing an increase of 70 basis points from 20.0% for the first half of fiscal 2024.

Operating expenses were RMB79.3 million (US$11.3 million), representing a decrease of 29.3% from RMB112.0 million for the first half of fiscal 2024.

●	Fulfillment expenses were RMB18.6 million (US$2.7 million), representing a decrease of 46.0% from RMB34.5 million for the first half of fiscal 2024, which is primarily due to the decrease in shipping and warehousing expenses, resulting from more utilization of fulfillment centers. Fulfillment expenses as a percentage of total revenues were 7.5%, down from 8.9% for the first half of fiscal 2024.

●	Sales and marketing expenses were RMB35.8 million (US$5.1 million), representing a decrease of 21.3% from RMB45.4 million for the first half of fiscal 2024. The decrease was primarily due to (i) the decrease in advertising expenses of RMB1.0 million, as a result of cost-saving efforts; (ii) the decrease in third-party commisions of RMB3.2 million as a result of decline in revenues; and (iii) the decrease in staff costs of RMB4.4 million related to the employee layoffs.

●	General and administrative expenses were RMB24.9 million (US$3.6 million), representing a decrease of 22.5% from RMB32.2 million for the first half of fiscal 2024. The decrease was primarily due to (i) the decrease in professional fees amount to RMB2.1 million, resulting from less financing transactions in the first half of fiscal 2025, (ii) the decrease in allowance for expected credit losses of RMB2.5 million, and (iii) the decrease in staff costs of RMB2.0 million related to the employee layoffs.

Loss from operations was RMB27.0 million (US$3.9 million), representing a decrease of 14.7% from RMB31.7 million for the first half of fiscal 2024.

Net loss was RMB29.6 million (US$4.2 million), representing a decrease of 21.6% from a loss of RMB37.7 million in the first half of fiscal 2024.

EBITDA was a loss of RMB25.0 million (US$3.6 million), representing a decrease of 25.4% from a loss of RMB 33.5 million in the first half of fiscal 2024. See the section titled “Non-GAAP Financial Measures” for more information about EBITDA.

Diluted net loss per share was RMB0.28 (US$0.04), representing a decrease of 46.7% from diluted net loss per share of RMB0.52 for the first half of fiscal 2024.

Total cash and cash equivalents and short-term investments were RMB46.2 million (US$6.6 million) as of September 30, 2024, compared to RMB72.7 million as of March 31, 2024.

About Boqii Holding Limited

Boqii Holding Limited (NYSE American: BQ) is a leading pet-focused platform in China. The Company is the leading online destination for pet products and supplies in China with its broad selection of high-quality products including global leading brands, local emerging brands, and its own private label, Yoken, Mocare and D-cat, offered at competitive prices. The Company’s online sales platforms, including Boqii Mall and its flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. The Company’s Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Forward Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company does not undertake any duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, namely non-GAAP net income/(loss), non-GAAP net loss margin, EBITDA and EBITDA margin, in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) non-GAAP net income/(loss) as net income/(loss) excluding fair value change of derivative liabilities and share-based compensation expenses, (ii) non-GAAP net loss margin as non-GAAP net loss as a percentage of total revenues, (iii) EBITDA as net income/(loss) excluding income tax expenses, interest expenses, interest income, depreciation and amortization, and (iv) EBITDA margin as EBITDA as a percentage of total revenues. The Company believes non-GAAP net income/(loss), non-GAAP net loss margin, EBITDA and EBITDA margin enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations or not represent the residual cash flow available for discretionary expenditures. These non-GAAP financial measures may not be calculated in the same manner by all companies, and they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of accompanying tables titled “Reconciliation of GAAP and Non-GAAP Results.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD,” or “US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0176 US$1.00, the exchange rate on September 30, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

For investor inquiries, please contact:

Boqii Holding Limited

Investor Relations

Tel: +86-21-6882-6051

Email: ir@boqii.com

BOQII HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of March 31, 2024	As of September 30, 2024	As of September 30, 2024
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	72,722	46,244	6,590
Accounts receivable, net	50,118	47,133	6,716
Inventories, net	55,189	45,122	6,430
Prepayments and other current assets	94,518	110,604	15,762
Amounts due from related parties	5,704	19,692	2,806
Total current assets	278,251	268,795	38,304
Non-current assets:
Property and equipment, net	3,103	3,769	537
Intangible assets	17,910	16,115	2,296
Operating lease right-of-use assets	8,951	6,832	974
Long-term investments	65,887	65,656	9,356
Amounts due from related parties, non-current	5,658	4,464	636
Other non-current asset	3,455	1,718	245
Total non-current assets	104,964	98,554	14,044
Total assets	383,215	367,349	52,348
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings	15,213	13,138	1,872
Accounts payable	24,279	42,735	6,090
Salary and welfare payable	2,972	2,173	310
Accrued liabilities and other current liabilities	16,667	16,989	2,421
Contract liabilities	1,579	119	17
Operating lease liabilities, current	5,613	5,264	750
Derivative liabilities	5,721	5,721	815
Total current liabilities	72,044	86,139	12,275
Non-current liabilities
Deferred tax liabilities	3,234	2,789	397
Operating lease liabilities, non-current	3,115	1,352	193
Other debts, non-current	43,941	40,727	5,804
Total non-current liabilities	50,290	44,868	6,394
Total liabilities	122,334	131,007	18,669

Mezzanine equity
Redeemable non-controlling interests	7,963	8,372	1,193
Total mezzanine equity	7,963	8,372	1,193
Stockholders’ equity:
Class A ordinary shares	962	962	137
Class B ordinary shares	82	82	12
Additional paid-in capital	3,329,675	3,329,727	474,482
Statutory reserves	3,876	3,876	552
Accumulated other comprehensive loss	(39,478)	(40,430)	(5,761)
Accumulated deficit	(3,060,405)	(3,088,140)	(440,056)
Receivable for issuance of ordinary shares	(16,031)	(10,093)	(1,438)
Total Boqii Holding Limited shareholders’ equity	218,681	195,984	27,928
Non-controlling interests	34,237	31,986	4,558
Total shareholders’ equity	252,918	227,970	32,486
Total liabilities, mezzanine equity and shareholders’ equity	383,215	367,349	52,348

BOQII HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Six Months Ended September 30,
	2023	2024	2024
	RMB	RMB	US$

Net revenues:
Product sales	374,102	232,713	33,161
Online marketing and information services and other revenue	15,269	16,942	2,414
Total revenues	389,371	249,655	35,575
Total cost of revenue	(311,435)	(197,961)	(28,209)
Gross profit	77,936	51,694	7,366
Operating expenses:
Fulfillment expenses	(34,499)	(18,614)	(2,652)
Sales and marketing expenses	(45,370)	(35,726)	(5,091)
General and administrative expenses	(32,169)	(24,919)	(3,551)
Other income, net	2,401	523	75
Loss from operations	(31,701)	(27,042)	(3,853)
Interest income	2,008	730	104
Interest expense	(3,079)	(3,163)	(451)
Other gain/(losses), net	(2,283)	(447)	(64)
Fair value change of derivative liabilities	(3,216)	-	-
Loss before income tax expenses and share of results of equity investees	(38,271)	(29,922)	(4,264)
Income taxes expenses	482	445	63
Share of results of equity investees	67	(100)	(14)
Net loss	(37,722)	(29,577)	(4,215)
Less: Net loss attributable to the non-controlling interest shareholders	(677)	(2,251)	(321)
Net loss attributable to Boqii Holding Limited	(37,045)	(27,326)	(3,894)
Accretion on redeemable non-controlling interests to redemption value	(371)	(410)	(58)
Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(37,416)	(27,736)	(3,952)

Net loss	(37,722)	(29,577)	(4,215)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	2,849	(952)	(136)
Unrealized securities holding loss	(1,425)	-	-
Total comprehensive loss	(36,298)	(30,529)	(4,351)
Less: Total comprehensive loss attributable to non-controlling interest shareholders	(677)	(2,251)	(321)
Total comprehensive loss attributable to Boqii Holding Limited	(35,621)	(28,278)	(4,030)

Net loss attributable to Boqii Holding Limited’s ordinary shareholders
— basic	(0.52)	(0.28)	(0.04)
— diluted	(0.52)	(0.28)	(0.04)
Weighted average number of ordinary shares
— basic	72,332,794	100,637,760	100,637,760
— diluted	72,332,794	100,637,760	100,637,760

Boqii Holding Limited

Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for percentages)

	Six Months Ended September 30,
	2023	2024
	RMB	RMB

Net loss	(37,722)	(29,577)
Fair value change of derivative liabilities	3,216	-
Share-based compensation expenses	290	52
Non-GAAP net loss	(34,216)	(29,525)
Non-GAAP net loss margin	(8.8)%	(11.8)%

	Six Months Ended September 30,
	2023	2024
	RMB	RMB

Net loss	(37,722)	(29,577)
Income tax expenses	(482)	(445)
Interest expenses	3,079	3,163
Interest income	(2,008)	(730)
Depreciation and amortization	3,641	2,617
EBITDA	(33,492)	(24,972)
EBITDA margin	(8.6)%	(10.0)%